SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Six Months Ended June 30, 2023

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
(State or other Jurisdiction of	I.R.S. Employer-
Incorporation or Organization	Identification No.)

2030 Main Street, Suite 660, Irvine, California 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Table of Contents for Part II

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our plan of operation and financial condition should be read in conjunction with the financial statements and related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and elsewhere in this report. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Corporate Background

We were incorporated on May 16, 2020 and are engaged in the business of utilizing advanced, proprietary artificial intelligence for drug discovery and improved disease detection. Our AI platform analyzes human DNA and multiomics data to create valuable intellectual property and to provide products and services for its customers that are faster, more cost effective and accurate than its competitors.  We have three wholly owned subsidiaries. We were the majority shareholder of GATC Rx Corp. until acquiring the remaining 36.6% of minority interests in GATC Rx in August 2021 in exchange for 5,304,000 shares of our common stock, GATC West Virginia, Inc. (formed in February 2022), and GATC Canada, Inc. GATC Canada Inc. was formed in 2023 and has had no material operations to date. We operate in West Virginia through our subsidiary GATC West Virginia, Inc. In April 2022, we acquired the assets of GATC DB Care, a company affiliated with management, and thus reacquired the license previously issued to that entity relating to diabetes. AI Naturals, formerly known as GATC Naturals Corp and GATC Canna Corp, is not a subsidiary of the Company but for the periods presented in this Semiannual Report is considered to be a variable interest entity, or VIE, and its financial statements for those years are consolidated with those of the Company.

All share numbers in this Report have been adjusted for one-for-one stock splits effected in August 2021 and June 2023.

Where You Can Find our Reports

Any person may read and copy our reports with the Commission at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the Commission toll free at 1-800-SEC-0330. The Commission also maintains an Internet site at http://www.sec.gov where reports, proxies and other disclosure statements on public companies may be viewed by the public.

Financing Transactions

Preferred Stock

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 40 shares of Common Stock (as adjusted) and has 400 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 32,800,000 shares of common stock (“Holders”) elected to exchange 8,200,000 common shares for an aggregate of 820,000 shares of Series

A Convertible Preferred Stock. During the six months ended June 30, 2023, holders of Series A Convertible Preferred Stock converted 5,791 preferred shares into 231,688 common shares.

Subsequent to June 30, 2023, holders of Series A Convertible Preferred Stock converted 90,541 preferred shares into 3,621,628 common shares.

The holders of Series A convertible preferred stock have various rights and preferences as follows:

Dividend Provisions - The holders of the Series A convertible preferred stock are entitled to receive dividends in kind or cash when, and if declared by the Company’s board of directors (the “Board of Directors”). As of June 30, 2023, no dividends have been declared or paid.

In terms of dividend payment rights, holders of convertible preferred shares are on a parity with holders of common stock.

Voting Rights - Each holder of shares of Series A Convertible Preferred Stock is entitled to 400 votes on all matters submitted to a vote of the shareholders of the Company.

The preferred stockholders vote together with common stock as one class on all matters submitted to a vote of the shareholders of the Company.

Liquidation Rights - In the event of any voluntary or involuntary liquidation, dissolution, or winding-up or deemed liquidation event (“Liquidation”) of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive an amount at the same time and on parity with holders of common stock. The liquidation preference for the holders of the Series A Convertible Preferred stock is approximately $108 million as of June 30, 2023.

Conversion Rights - The holders of the preferred stock have certain conversion rights of such Series A Convertible Preferred Stock into shares of common stock of the Company. Each share of preferred stock is convertible at the option of the holder at any time into forty (40) shares of common stock at the initial conversion price, subject to customary adjustments such as, stock splits, stock dividends, combinations or recapitalizations.

Consolidation, Merger, etc. – Should the Company enter into any consolidation, merger, combination, or other transaction in which shares of common stock are exchanges into other stock or cash, then each share of Series A Convertible Preferred Stock shall be exchanged or changes into an amount per share, subject to adjustments, equal to the conversion rate then in effect, times 100.

Protective Provisions – So long as the preferred stock as originally issued (as adjusted for any stock splits, stock dividends, combinations or recapitalizations) remains outstanding, the Company shall not alter or change the rights, preferences, privileges and restrictions of any series of Series A Convertible Preferred Stock without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Convertible Preferred Stock.

Common Stock

We have authorized an unlimited number (increased in 2022 from 100,000,000) shares of common stock, $0.0001 par value.

During the six months ended June 30, 2023 and the year ended December 31, 2022, the Company issued 109,000 and 355,464 common shares valued at $204,375 and $666,495 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $2.50 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. During the six months ended June 30, 2023 and the year ended December 31, 2022, a total of 1,856,300 and 3,949,060 shares of common stock were sold to accredited investors at a price of $2.50 per share totaling $4,538,750 and $9,347,650, respectively.

On March 1, 2023, the Company issued 110,000 common shares valued at $206,250 (based on the estimated fair value of the stock on the date of grant), respectively, for prepaid legal services.

On January 21, 2022, AI Naturals entered into a consulting agreement with Self Help America Holdings, Inc. for its to provide research, development, and operation of psilocybin-based testing, reporting, and treatment recommendations services to AI Naturals.  AI Naturals agreed to issue 2,000,000 GATC Health common shares held by AI Naturals, valued at $3,750,000 (based on the estimated fair value of the GATC Health stock price on the date of the agreement), as payment in full under the consulting agreement. AI Naturals considers this consulting agreement terminated with no additional shares to be issued or compensation to be paid.

On September 27, 2021, the Company initiated a Regulation A Offering to sell up to 10,000,000 shares of common stock at a price of $2.50 per share.  During the year ended December 31, 2022, the Company sold 116,260 shares of common stock at a price of $2.50 per share totaling $290,802. No shares were sold in the six months ended June 30, 2023.

During the six months ended June 30, 2023 and the year ended December 31, 2022, the Company incurred offering costs totaling $615,378 and $3,168,283, respectively, in conjunction with its equity financings.

On May 5, 2022, we issued 2,000,000 shares for services rendered to AI Naturals and an additional 2,000,000 shares to AI Naturals in connection with the amendment of our licensing agreement with that company as mentioned above. AI Naturals immediately distributed 1,200,000 of these shares to its shareholders, valued at $2,250,000 (based on the estimated fair value of the GATC Health stock price on the date of the agreement), and recorded as a distribution to AI Naturals shareholders in non-controlling interest on the Company’s consolidated balance sheet as of June 30, 2023 and December 31, 2022. In addition, on May 27, 2022, we issued a restricted stock grant of 823,756 shares to Akon Lighting, Inc. and options to purchase 1,235,634 shares of Common Stock at $2 per share in connection with a Service Agreement of that date. The options and share grants both are subject to vesting upon Akon’s delivery of genomic and personal health data with respect to 1,000,000 discrete individuals through December 31, 2025.  In July 2022, a member of our Board of Advisors purchased 500,000 Units in our private offering at a discounted rate of $4.00 per Unit.

Warrants

Subsequent to June 30, 2023, holders of A Warrants exercised 1,391,854 warrants into 1,391,854 common shares and paid $2,717,041. Holders of A Warrants exercised 246,775 warrants into 246,775 common shares and paid $987,100.

In November 2023, the Company offered a short-term inducement to the Company’s warrant holders in which the Company amended the exercise price of the Class A warrant from $2.50 per share to $2.00 per share and the Class B warrant from $5.00 per share to $4.00 per share resulting in a modification of the warrants valued at $215,704 (based on the Black Scholes options pricing method on the modification date). All other terms of the original grants remain the same.

Options

During the six months ended June 30, 2023 and the year ended December 31, 2022, the Company granted options to purchase 19,243,000 (9,838,000 options issued to employees and 9,405,000 issued to consultants) and 5,072,082 (24,000 options issued to employees and 5,048,082 issued to consultants) shares of common stock, valued at $11,980,476 and $1,792,276 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of one to five years at a price of $1.75 to $5.00 per share in whole or in part, and 563,600 options vest over time up to thirty-six months with all other options vesting immediately. During the six months ended June 30, 2023 and 2022, the Company recognized $12,213,063 and $1,033,638 in stock-based compensation from vested options.

In fiscal year 2022, the Company’s Chief Financial Officer, through a cashless exercise of 12,400 options, received 12,400 common shares. No options were exercised during the six months ended June 30, 2023 by the CFO.

In November 2023, the Company extended the terms on 2,216,666 of its outstanding options that expired in 2023 resulting in a modification of the options valued at $120,624 (based on the Black Scholes options pricing method on the modification date).

Limited Operating History; Need for Additional Capital

There is limited historical financial information about us on which to base an evaluation of our performance. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible cost overruns due to increases in the cost of services. To become profitable and competitive, we must receive substantial additional capital. We have no assurance that future financing will materialize. If that financing is not available, we may be unable to continue operations.

Overview of Presentation

The following Management’s Discussion and Analysis (“MD&A”) or Plan of Operations includes the following sections for the periods presented:

●Results of Operations

●Liquidity and Capital Resources

●Capital Expenditures

●Going Concern

●Critical Accounting Policies

●Off-Balance Sheet Arrangements

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

How We Generate Revenue

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

We currently have three potential active sources of revenue.  We develop novel pharmaceutical compounds utilizing our AI-based drug discovery platform. Secondly, we also are able to predict, with a high degree of accuracy, the eventual success of human clinical trials using this platform. In 2024, we entered into an agreement with a third party for analysis of proposed clinical trials in connection with that third party’s assessment of underwriting risk in connection with an insurance product marketed by the third party. Finally, we are able to derisk proposed pharmaceuticals and/or repurpose them for other uses using our platform. Pursuant to a contract with Systemic Formulas, we are paid for application of its proprietary AI analysis to genetic data from individuals.  Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day. We also develop Engines for the prediction and preventative care for a number of disease conditions. Although we believe that this latter revenue source will be able to generate revenue for us in the future, we are not devoting a significant percentage of management time and financial resources to this portion of our business due to third party interest in our AI-based pharmaceutical business.

General and administrative expenses consist primarily of personnel costs and professional fees required to support our operations and growth.

Depending on the extent of our future growth, we may experience significant strain on our management, personnel, and information systems. We will need to implement and improve operational, financial, and management information systems. In addition, we are implementing new information systems that will provide better record-keeping. However, there can be no assurance that our management resources or information systems will be sufficient to manage any future growth in our business, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Results of Operations

Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022.

The following discussion represents a comparison of our results of operations for the six months ending June 30, 2023 and 2022. In the opinion of management, the consolidated financial statements recognize all adjustments of a normal recurring nature considered necessary to fairly state our financial position, results of operations and cash flows for the periods presented.

	Six Months Ended June 30,
	2023	2022

Revenues	$31,250	$--
Cost of goods sold	1,500	--
Gross margin		--
Operating expenses	16,940,358	8,466,407
Other expense	2,723,496	6,156
Net loss before income taxes	$(19,634,104)	$(8,472,563)
Less: net income (loss) attributable to the noncontrolling interest	(351,321)	(717,059)
Net loss attributable to GATC Health	$(19,282,783)	$(7,755,504)

Revenues

We had revenues of $31,250 and cost of goods sold of $1,500 for the six months ended June 30, 2023 and no revenues or cost of sales for the six months ended June 30, 2022. The revenues in 2023 resulted from a licensing agreement entered into between AI Naturals and a third party. These revenues are being recognized over the 20-year term of the licensing agreement.

Operating expenses

Operating expenses increased by $8,473,951, or 100%, to $16,940,358 for the six months ended June 30, 2023 from $8,466,407 for the six months ended June 30, 2022 primarily due to increases in research and development expenses of $4,911,136, or 412.6%, increases in marketing costs of $2,427,518, or 329.3%, and increases in general and administrative costs of $1,895,928, or 148.5%, offset primarily by a decrease in compensation expense of $760,631, or 15.5%. As a result of our business development, we have increased our research and development efforts relating to our drug discovery platform, our administrative infrastructure by hiring additional administrative employees in 2023, increased professional fees (primarily legal and accounting fees), increased our marketing efforts, increased our information technology infrastructure, and have increased consulting fees.

Net loss before income taxes

Net loss before income tax for the six months ended June 30, 2023 totaled $19,634,104 compared to a loss of $8,472,563 for the six months ended June 30, 2022, or an increase of $11,161,541, or 131.7%, primarily due to the increase in total operating expenses from 2023 to 2022 described above and $2,720,030 in expense related to the modification of our Class A and Class B warrants. These amounts include net losses attributable to our non-controlling interest in AI Naturals of $351,321 and $717,059 for the six months ended June 30, 2023 and 2022, respectively, primarily due to decreases in consulting costs of $177,296, service costs of $87,500, and general and administrative costs of $72,406.

Assets and Liabilities

Assets were $5,020,036 as of June 30, 2023. Assets consisted of cash of $3,526,389, notes receivable-related party of $86,261, other current assets of $234,159, property and equipment of $337,400, intangible assets of $220,595, operating lease right-of-use assets of $588,157, and other assets of $26,715. Liabilities were $4,124,071 as of June 30, 2023. Liabilities consisted of current and non-current contract liability of $1,218,750, accounts payable of $643,417, accounts payable – related parties of $66,667, income tax payable of $1,515,088, current and non-current operating lease liabilities of $606,481, and other current liabilities of $73,668.

Liquidity and Capital Resources

General – Overall, we had a decrease in cash flows for the six months ended June 30, 2023 of $101,507 resulting from cash used in operating activities of $3,838,642 and cash used in investing activities of $186,237, offset by cash provided by financing activities of $3,923,372. The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities during the periods indicated:

	Six Months Ended June 30,
	2023	2022

Net cash provided by (used in):
Operating activities	$(3,838,642)	$(1,987,796)
Investing activities	(186,237)	(218,716)
Financing activities	3,923,372	2,245,241
	$(101,507)	$38,729

Cash used in operating expenses increased from $1,987,372 in the six months ended June 30, 2022 to $3,838,642 in the six months ended June 30, 2023, or 93.1%, for the reasons discussed above under Operating Expenses. Cash used in investing activities decreased from $218,716 in the six months ended June 30, 2022 to $186,237 in the six months ended June 30, 2023, or 14.8%, due to a decreased level of equipment for research and development equipment. Cash provided from financing activities increased from $2,245,241 in the six months ended June 30, 2022 to $3,023,372 in the six months ended June 30, 2023, or 74.7%, primarily due to the increase in monies raised in financings of $1,678,131 accompanied by decreased offerings costs in the six months ended June 30, 2023.

Financing – We expect that our current working capital position, together with our expected future cash flows from operations will be insufficient to fund our operations in the ordinary course of business, anticipated capital expenditures, and other contractual obligations for at least the next twelve months. We have been financing operations by sales of our debt and equity securities, and anticipate that we will continue to be successful in raising sufficient capital to execute of our business plan. However, this belief is based upon many assumptions and is subject to numerous risks, and there can be no assurance that we will be able to obtain required funding in the future.

We have no present agreements or commitments with respect to any material acquisitions of other businesses, products, product rights or technologies or any other material capital expenditures. However, we will continue to evaluate acquisitions of and/or investments in products, technologies, capital equipment or improvements or companies that complement our business and may make such acquisitions and/or investments in the future. Accordingly, we may need to obtain additional sources of capital in the future to finance any such acquisitions and/or investments. We may not be able to obtain such financing on commercially reasonable terms, if at all. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our shareholders, in the case of equity financing.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  We had accumulated deficits of $54,509,682 and $35,226,899 as of June 30, 2023 and December 31, 2022, respectively; had working capital of $2,686,062 and $2,939,813 at June 30, 2023 and December 31, 2022; had a net loss of $19,634,104 and $8,472,563 for the six months ended June 30, 2023 and 2022, respectively, and net cash used in operating activities of $3,838,642 and $1,987,796 for the six months ended June 30, 2023 and , 2022 and 2021, with limited revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While we are attempting to expand operations and generate revenues from product sales through licensing agreements and co-development agreements, we have not yet finalized development, nor have we generated sufficient cash flow from operations, and our cash position may not be significant enough to support our daily operations. Management intends to raise additional funds by way of a private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for us continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds or transact an asset sale, there can be no assurances to that effect or on terms acceptable to us. The ability of the Company to continue as a going concern is dependent upon our ability to raise capital, further implement its business plan, and generate revenues.

The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies

The Commission has defined a company’s critical accounting policies as the ones that are most important to the portrayal of our financial condition and results of operations and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies that are significant to understanding our results.

The following are deemed to be the most significant accounting policies affecting us.

Principles of Consolidation

Our Company consolidates all entities that we control by ownership of a majority voting interest. Additionally, there are situations in which consolidation is required even though the usual condition of consolidation (ownership of a majority voting interest) does not apply. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between such entity's voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a "VIE." An enterprise must consolidate a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not own an equity interest in AI Naturals; however, we are the primary beneficiary of AI Naturals. As a result, we consolidate AI Naturals’ balances and activity within our consolidated financial statements.

We eliminate from our financial results all significant intercompany transactions, including the intercompany transactions with consolidated VIEs.

Ownership interests in the Company's subsidiaries held by parties other than the Company are presented separately from the Company's equity in the consolidated balance sheets as "noncontrolling interests." The amount of consolidated net loss attributable to the Company and the noncontrolling interests are both presented on the face of the consolidated statements of operations.

Use of Estimates

The preparation of the accompanying consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods.  Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.  The more significant estimates and assumptions by management include among others: common stock and options valuation, useful lives of intangible assets and property and equipment, depreciation of property and equipment, the recoverability of intangibles.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

Intangible Assets

Intangible assets consist primarily of capitalized software and patent rights. Capitalized software is amortized on a straight-line basis over a two-year life and patent rights are amortized over the remaining life of the patents.

Impairment of Long-lived Assets

We periodically evaluate whether the carrying value of property, equipment and intangible assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.

Our impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, we assess the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models. If actual results are not consistent with our assumptions and estimates, or our assumptions and estimates change due to new information, we may be exposed to an impairment charge in the future. For the six months ended June 30, 2023 and 2022, the Company had not experienced impairment losses on its long-lived assets. However, there can be no assurances that the demand for the Company’s products and services will continue, which could result in an impairment of long-lived assets in the future.

Income Taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the balance sheets in accordance with ASC 740, Income Taxes, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has a liability for an uncertain tax position.

Fair Value of Financial Instruments

The provisions of accounting guidance ASC 825, Financial Instruments, requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  As of June 30, 2023 and December 31, 2022, the fair value of cash, accounts receivable, accounts payable, and accrued expenses approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

Stock Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation (“ASC 718”), stock-based compensation issued to employees, consultants, and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

For purposes of determining the variables used in the calculation of stock-based compensation, the Company performs an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model.  Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations.  The Company recognizes actual forfeitures in the period that they occur.  Actual forfeitures could also have a material impact on our consolidated financial statements.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Recent Accounting Pronouncements

Refer to Note 3 in the accompanying notes to the consolidated financial statements.

Future Contractual Obligations and Commitments

Refer to Note 12 in the accompanying notes to the consolidated financial statements for future contractual obligations and commitments. Future contractual obligations and commitments are based on the terms of the relevant agreements and appropriate classification of items under U.S. GAAP as currently in effect. Future events could cause actual payments to differ from these amounts.

We incur contractual obligations and financial commitments in the normal course of our operations and financing activities. Contractual obligations include future cash payments required under existing contracts, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related operating activities.

VIE assessment

On July 24, 2020, we entered into a Royalty License Agreement with AI Naturals, under which we granted AI Naturals an exclusive right to use and sublicense MAT as applied to cannabis substances in exchange for a 15% royalty fee. This agreement was amended on May 5, 2022 to include the utilization of MAT in connection with psylocibin.

AI Naturals was financed through issuance of shares of common stock. Shares were purchased by a combination of Company related parties and third parties. During 2021 and 2022, we provided AI Naturals with $178,000 of cash to help AI Naturals cover some cash shortfalls. Because AI Naturals’ equity investment at risk on July 24, 2020 and thereafter was not sufficient to permit AI Naturals to finance its activities without subordinated financial support, AI Naturals was considered a variable interest entity in which we held a significant variable interest through the License Agreement. We do not own any equity interest in AI Naturals; however, as the agreements described above provided us the controlling financial interest in AI Naturals, we are the primary beneficiary of AI Naturals. As a result, we consolidate AI Naturals’ balances and activity within our consolidated financial statements. All intercompany balances and activity between the Company and AI Naturals have been eliminated upon consolidation.

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

License Agreement Revenue Sharing

On July 13, 2023, the Company entered into a License Agreement (“License Agreement”) with Liquid Bioscience, Inc. under which the Company acquired the worldwide, exclusive license to use the licensed biomarkers for the intersections of medical conditions and usage fields specified in each biomarker to further develop and commercialize products.  The License Agreement provides for revenue sharing payments of thirty (30) percent of the value of income generated in the therapeutic usage field for addiction medical condition and ten (10) percent of the value of income generated in each of the following: (1) therapeutic usage field for any medical condition other than addiction, (2) disease risk prediction usage field, and (3) therapeutic response prediction usage field. The term of the agreement shall continue until the patent in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined.

Leases

On March 18, 2024, via the second amendment to our current lease agreement, we agreed to extend the term of the headquarters lease for an additional period of twenty-six (26) months commencing on April 15, 2024 and expiring on June 14, 2026. This facility is leased in monthly installments of approximately $18,473 for months 1 through 12, $19,027 for months 13 through 24, and $19,598 for months 25 and 26.

Effective May 1, 2024, the Company entered into a 12-month lease for office space located at 13894 S. Bangerter Parkway, Suite 200, Draper, Utah 84020. The office is leased in installments of approximately $1,759 per month.

Intellectual Property Asset Purchase Agreement

On May 1, 2024, the Company acquired data and formulations related to potential diagnostics and therapies for diabetes from the Chairman of our Board of Advisors, Dr. Jonathan Lakey, for (1) cash of $180,000, payable at the rate of $5,000 per month commencing May 1, 2024 and ending May 31, 2027; (2) royalties of (a) 1% of net sales of diabetes diagnostics and (b) therapeutics for diabetes at the rate of 0.25% for the first $1 million in sales and 0.5% of any net sales in excess of $1 million; and (3) up to 1,250,000 options to purchase our common stock at $5.00 per share. As of June 30, 2024, 525,000 options were issued and the remaining options may be issued under milestones for development of therapeutics using our technology, and submissions of therapeutics for FDA approval.

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the shareholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire an ownership interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 8,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On February 13, 2023, the Company granted options to purchase 2,180,000 (2,080,000 options issued to employees and 100,000 issued to consultants) of the Company’s restricted common shares, valued at $1,421,315 (based on the Black Scholes valuation model on the date of grant) pursuant to the Company’s 2021 Equity Incentive Plan. The options will vest immediately and are exercisable for five years at $2.00 per share in whole or in part.

As of June 30, 2023 and December 31, 2022, there are 2,320,000 and 4,500,000, respectively, available shares under the 2021 Equity Incentive Plan.

2024 Equity Plan

On February 14, 2024, the board of directors of the Company authorized the adoption and implementation of the Company’s 2024 Equity Incentive Plan (the “2024 Plan”).  The 2024 Plan has not yet been approved by the stockholders.  The principal purpose of the 2024 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2024 Plan, an aggregate of 20,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2024 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2025 and ending on (and including) January 1, 2034 in an amount equal to the increase in the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On March 31, 2024, the Company granted options to purchase 18,050,000 (9,450,000 options issued to employees and 8,600,000 issued to consultants) of the Company’s restricted common pursuant to the Company’s 2024 Equity Incentive Plan. The options vest immediately and are exercisable for five years at $5.00 per share in whole or in part.

Off-Balance Sheet Arrangements

As of June 30, 2023, we have not entered into any transaction, agreement or other contractual arrangement with an unconsolidated entity under which it has:

●a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit;

●liquidity or market risk support to such entity for such assets;

●an obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

●an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to us, where such entity provides financing, liquidity, market risk or credit risk support to or engages in leasing, hedging, or research and development services with us.

Inflation

We do not believe that inflation has had a material effect on our results of operations during the periods presented.

Item 2.

OTHER INFORMATION.

Sales of Unregistered Securities.

The net proceeds from our sale of 928,150 Units at $5.00 per Unit (each consisting of two shares of Common Stock, two Class A Warrants and two Class B Warrants for the six months ended June 30, 2023 to accredited investors have been used for research and development as well as general and administrative expenses.

Item 3.

FINANCIAL STATEMENTS INDEX

The following financial statements are included in this Report

Consolidated Unaudited Balance Sheets as of June 30, 2023 and December 31, 2022	14
Consolidated Unaudited Statements of Operations for the Six Months Ended June 30, 2023 and 2022	15
Consolidated Unaudited Statement of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2023 and 2022	16
Consolidated Unaudited Statements of Cash Flows for the Six Months Ended June 30, 2023 and 2022	17
Notes to Unaudited Consolidated Financial Statements	18

GATC HEALTH CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022

ASSETS
Current assets:
Cash	$3,526,389	$3,627,896
Notes receivable - related party	86,261	61,262
Other current assets	234,159	58,742
Total current assets	3,846,809	3,747,900

Property and equipment, net	337,400	304,990
Intangible assets, net	220,595	183,640
Operating lease right-of-use assets, net	588,517	255,849
Other assets	26,715	26,715
Total assets	$5,020,036	$4,519,094

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$643,417	$433,027
Accounts payable - related parties	66,667	48,284
Current portion of operating lease liabilities	314,495	215,873
Contract liability	62,500	52,083
Other current liabilities	73,668	58,820
Total current liabilities	1,160,747	808,087
Long-term liabilities:
Contract liability, net of current portion	1,156,250	864,584
Income tax payable	1,515,088	1,515,088
Operating lease liabilities, net of current portion	291,986	68,356
Total long-term liabilities	2,963,324	2,448,028
Total liabilities	4,124,071	3,256,115

Stockholders' equity
Series A Convertible Preferred stock, $0.0001 par value, 1,500,000 shares authorized; 721,591 and 727,382 issued and outstanding at June 30, 2023 and December 31, 2022, respectively	72	73
Common stock, $0.0001 par value, unlimited shares authorized; 60,444,964 and 58,137,996 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	6,045	5,814
Additional paid-in-capital	56,862,231	37,595,371
Accumulated deficit	(54,509,682)	(35,226,899)
Total GATC Health stockholders' equity	2,358,666	2,374,359
Noncontrolling interest	(1,462,701)	(1,111,380)
Total stockholders' equity	895,965	1,262,979
Total liabilities and stockholders' equity	$5,020,036	$4,519,094

See accompanying notes to condensed consolidated financial statements

GATC HEALTH CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2023	2022

Net revenues	$31,250	$-
Cost of Sales	$1,500	-
Gross Profit	29,750	-

Operating expenses:
Research and development	6,101,422	1,190,286
Marketing expenses	3,164,651	737,133
Compensation expense	4,502,067	5,262,698
General and administrative	3,172,218	1,276,290
Total operating expenses	16,940,358	8,466,407
Loss from operations	(16,910,608)	(8,466,407)

Other expense:
Interest expense	4,956	6,156
Other income	(1,490)	-
Modification of warrants	2,720,030	-
Total other expense	2,723,496	6,156

Loss before income taxes	(19,634,104)	(8,472,563)
Income taxes	-	-

Net loss	(19,634,104)	(8,472,563)
Less: net loss attributable to the noncontrolling interest	$(351,321)	$(717,059)
Net loss attributable to GATC Health	$(19,282,783)	$(7,755,504)

Net loss per share attributable to GATC Health, basic and diluted	$(0.33)	$(0.16)

Weighted average number of shares outstanding
Basic and diluted	59,108,769	49,652,457

See accompanying notes to condensed consolidated financial statements

GATC HEALTH CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Series A Convertible Preferred Stock		Common Stock		Additional Paid	Stock Subscription	Accumulated	Distribution to	GATC Health Stockholders'	Non-Controlling	Total Stockholders'
	Shares	Amount	Shares	Amount	in Capital	Receivable	Deficit	Naturals Shareholder's	Equity	Interest	Equity
Balance as of December 31, 2021	727,382	$73	43,142,306	$4,314	$22,023,069	$(750)	$(21,948,336)	$-	$78,370	$2,109,957	$2,188,327
Issuance of common stock and warrants for cash in conjunction with $2.50 per share private placement	-	-	1,363,540	136	3,383,714	-	-	-	3,383,850	-	3,383,850
Issuance of common stock for cash in conjunction with $2.50 per share private placement	-	-	73,040	8	182,592				182,600	-	182,600
Offering costs in conjunction with financings	-	-	-	-	(1,351,409)	-	-	-	(1,351,409)	-	(1,351,409)
Issuance of common stock for services	-	-	242,404	25	454,483	-	-	-	454,508	-	454,508
Common shares issued to Naturals shareholders	-	-	2,000,000	120	2,249,880	-	-	-	2,250,000	-	2,250,000
Naturals distribution of Company shares to Naturals' shareholders	-	-	-	-	-	-	-	-	-	(2,250,000)	(2,250,000)
Issuance of options for services	-	-		-	1,033,638	-	-	-	1,033,638	-	1,033,638
Cashless exercise of options	-	-	12,400	1	(1)	-	-	-	-	-	-
Common stock receivable	-	-		-	-	750	-	-	750	-	750
Common shares issued in asset acquisition of GATC DB Care	-	-	7,362,506	736	28,714	-	-	-	29,450	-	29,450
Company shares issued to third party for services rendered to Naturals	-	-	2,000,000	200	3,749,800	-	-	-	3,750,000	-	3,750,000
Net loss	-	-	-	-	-	-	(7,755,504)	-	(7,755,504)	(717,059)	(8,472,563)
Balance as of June 30, 2022	727,382	$73	56,196,196	$5,540	$31,754,480	$-	$(29,703,840)	$-	$2,056,253	$(857,102)	$1,199,151

Balance as of December 31, 2022	727,382	$73	58,137,996	$5,814	$37,595,371	$-	$(35,226,899)	$-	$2,374,359	$(1,111,380)	$1,262,979
Issuance of common stock and warrants for cash in conjunction with $2.50 per share private placement	-	-	1,856,300	185	4,538,565	-	-	-	4,538,750	-	4,538,750
Offering costs in conjunction with financings	-	-	-	-	(615,378)	-	-	-	(615,378)	-	(615,378)
Issuance of common stock for services	-	-	109,000	12	204,363	-	-	-	204,375	-	204,375
Issuance of common stock for prepaid legal services	-	-	110,000	11	206,239	-	-	-	206,250	-	206,250
Issuance of options for services	-	-	-	-	12,213,063	-	-	-	12,213,063	-	12,213,063
Modification of warrants	-	-	-	-	2,720,030	-	-	-	2,720,030	-	2,720,030
Conversion of Series A convertible preferred stock to common stock	(5,791)	(1)	231,668	23	(22)	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(19,282,783)	-	(19,282,783)	(351,321)	(19,634,104)
Balance as of June 30, 2023	721,591	$72	60,444,964	$6,045	$56,862,231	$-	$(54,509,682)	$-	$2,358,666	$(1,462,701)	$895,965

See accompanying notes to condensed consolidated financial statements

GATC HEALTH CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2023	2022

Cash flows from operating activities:
Net loss	$(19,634,104)	$(8,472,563)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	53,827	25,081
Amortization expense	63,045	74,713
Stock issued for services	204,375	454,508
Company shares issued to third party for services rendered to Naturals	-	3,750,000
Options issued for services	12,213,063	1,033,638
Modification of warrants	2,720,030	-
Changes in operating assets and liabilities:
Notes receivable - related party	(24,999)	-
Other current assets	30,833	(429)
Other assets	-	(13,558)
Accounts payable	210,390	157,157
Accounts payable - related parties	18,383	(5,418)
Contract liability	302,083	916,667
Other current liabilities	4,432	92,408
Net cash used in operating activities	(3,838,642)	(1,987,796)

Cash flows from investing activities:
Purchase of property and equipment	(86,237)	(174,887)
Purchase of intangible assets	(100,000)	(43,829)
Net cash used in investing activities	(186,237)	(218,716)

Cash flows from financing activities:
Issuance of common stock and warrants for cash in connection with $2.50 and $1.875 per unit private placements	4,538,750	3,383,850
Issuance of common stock for cash in connection with $2.50 per share private placement	-	182,600
Offering costs in conjunction with financings	(615,378)	(1,351,409)
Stock subscription receivable	-	750
Common stock issued for cash in subsidiary	-	29,450
Net cash provided by financing activities	3,923,372	2,245,241

Net decrease in cash	(101,507)	38,729

Cash at beginning of period	3,627,896	3,549,567
Cash at end of period	$3,526,389	$3,588,296

Non-cash investing and financing activities:
Conversion of Series A convertible preferred stock to common stock	$23	$-
Common stock issued for prepaid legal services	$206,250	$-
Distribution of Company shares to Naturals' shareholders	$-	$2,250,000
Cashless exercise of options	$-	$1

See accompanying notes to condensed consolidated financial statements

GATC HEALTH CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Corporate History and Background

GATC Health Corp, a Wyoming corporation incorporated on May 16, 2020 (the “Company”), is engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence, and in developing a novel drug discovery platform utilizing artificial intelligence applied to the human genome.  The Company has one majority-owned subsidiary, GATC Rx Corp.  Prior to August 2021, the Company held a 63.4% majority interest in GATC Rx. In August 2021, the Company acquired the remaining 36.6% of minority interests in GATC Rx in exchange for shares of its common stock. The Company also consolidates AI Naturals (“Naturals”) as a variable interest entity, but owns 0% of Naturals (see Note 11).

The Company owns certain intellectual property, including a patent application and trade secrets, and patents in development, for its Multiomic Advanced Technology ™ (“MAT”). MAT sequences an individual’s DNA, reading the entire genome and analyzing the full data set of “omics,” including genomics, proteomics, and microbiomics, using artificial intelligence.

In August 2021 and in June 2023, Board of Directors declared one-for-one forward Stock Split to stockholders of record of the Company’s issued and outstanding shares of common stock. With respect to outstanding warrants and options and the Series A Convertible Preferred Stock, the number of shares of common stock obtainable upon exercise or conversion and the exercise prices and conversion rate have been equitably adjusted. As such, all share and per share amounts have been retroactively adjusted to reflect the stock splits.

Subsidiaries of the Company

GATC West Virginia

GATC West Virginia, Inc. (“GATC WV”), a West Virginia corporation was incorporated on February 7, 2023 as a subsidiary of the Company. GATC WV is engaged in the business of expanding development of the Company’s drug candidate to treat Post-Traumatic Stress Disorder and continue the development of the Company’s drug candidate to treat fentanyl addiction.  On December 31, 2023, the Company issued 1,000,000 of its common shares to GATC WV.

On February 28, 2024, GATC WV sold 400,000 shares of its Class B Common Stock to the West Virginia Jobs Investment Trust, a public venture capital fund owned by the state (“WVJIT”) for $5.00 per share, for a total investment of $2 million. The funds are being used for research and development activities. WVJIT has committed to purchase an additional 200,000 shares for each 10 additional full-time employees hired by GATC WV, up to a total of 600,000 additional shares. The Class B Common Stock has no voting rights and no rights upon liquidation or other disposition to the assets of GATC WV, but may be converted, at the option of GATC WV, into the shares of the Company’s common stock held by GATC WV on a one-for-one basis. The investment agreement provides WVJIT with the right to appoint an observer to the GATC WV Board of Directors and requires it to maintain operations in West Virginia for so long as any Class B Common Stock is outstanding.

GATC Canada, Inc.

GATC Canada, Inc. (“GATC Canada”), a Canadian corporation was incorporated on April 4, 2023 as a subsidiary of the Company. GATC Canada is engaged in the business of expanding development of the Company’s drug candidates through grants from Canadian government agencies.

GATC Rx Corp.

GATC Rx is currently inactive.

NOTE 2 – BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and stated in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022, and the condensed consolidated financial statements as of June 30, 2023 and 2022, have been prepared in accordance with generally accepted accounting principles for interim financial information. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, all accounting entries and adjustments (including normal, recurring adjustments) considered necessary for a fair statement of the financial position and the results of operations for the interim period have been made.

The Company currently operates in one business segment. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of businesses or separate business entities.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  The Company had an accumulated deficit of $54,509,682 and $35,226,899 as of June 30, 2023 and December 31, 2022, respectively, had working capital of $2,686,062 and $2,939,813 as of June 30, 2023 and December 31, 2022, respectively, had a net loss of $19,634,104 and $8,472,563 for the six months ended June 30, 2023 and 2022, respectively, and net cash used in operating activities of $3,838,642 and $1,987,796 for the six months ended June 30, 2023 and 2022, respectively, with limited revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company is attempting to expand operations and generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations.  Management intends to raise additional funds by way of a private offering.  Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern.  While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to the Company.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan, raise necessary capital, and generate revenues.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

Substantial business risks and uncertainties are inherent to an entity, including the potential risk of business failure.

The Company is headquartered and operates in the United States. To date, the Company has generated limited revenues from operations.  There can be no assurance that the Company will be able to raise additional capital and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Also, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. Currently, these contingencies include general economic conditions, competition, and governmental and political conditions.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s consolidated financial statements.  The consolidated financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the consolidated financial statements.

Principles of Consolidation

Our Company consolidates all entities that we control by ownership of a majority voting interest. Additionally, there are situations in which consolidation is required even though the usual condition of consolidation (ownership of a majority voting interest) does not apply. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between such entity's voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a "VIE." An enterprise must consolidate a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not own an equity interest in Naturals; however, we are the primary beneficiary of Naturals. As a result, we consolidate Naturals’ balances and activity within our consolidated financial statements.

We eliminate from our financial results all significant intercompany transactions, including the intercompany transactions with consolidated VIEs.

Ownership interests in the Company's subsidiaries held by parties other than the Company are presented separately from the Company's equity in the consolidated balance sheets as "noncontrolling interests." The amount of consolidated net loss attributable to the Company and the noncontrolling interests are both presented on the face of the consolidated statements of operations.

Use of Estimates

The preparation of the accompanying consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods.  Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.  The more significant estimates and assumptions by management include among others: common stock and options valuation, useful lives of intangible assets and property and equipment, depreciation of property and equipment, the recoverability of intangibles.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

The Company currently has three principal revenue streams:

1. Under contracts with Self Health America Holdings (“SHAC”) and Systemic Formulas, the Company is paid for application of its proprietary AI analysis to genetic data from individuals.  Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day.

2. The Company also develops Engines for the analysis of genetically-specific applications. Revenues on development contracts are realized when the Engine is completed, as demonstrated by customer acceptance or other contractual provisions, or in some cases upon completion of agreed-upon stages. On January 19, 2022, Naturals entered into a Master Exclusive Services Agreement with Self Health America Holdings, Inc. (“SHAC”), a third party, whereby SHAC agreed to pay Naturals a total fee of $1,250,000 (“Fees”) for the rights to receive reports based on sequenced genetic data related to psilocybin and mycelium-based products (“Psilocybin Engine”) in the United Stated and its possessions, as defined, for a period of 20 years. In February 2023, SHAC accepted the delivery of the Psilocybin Engine and paid the balance due of the Fees of $333,333.  Naturals will recognize revenue of the Fees over a 20 year period beginning in 2023 at a rate of $62,500 per year. In addition, the Company is to provide 45 hours of training.  In February 2023, in an amendment to the 2022 contract with SHAC, the Company agreed to pay SHAC $100,000 to support SHAC's data acquisition efforts and development of data for the psylocibin Engine to enable SHAC to complete its application programming interface integration and validate its Amazon web services technology platform.

3. Finally, customers may enter into licensing agreements with the Company pursuant to which the Company is paid upon completion of AI analysis on a per-test basis; again, the time required for analysis is typically less than one day.

Contract Liability

The Company performs its obligations under a contract with a customer by transferring products and/or services in exchange for consideration from the customer. The Company recognizes a contract liability when a customer prepays for goods and/or services, and the Company has not transferred control of the goods and/or services.

Cash

The Company’s cash is held in bank accounts in the United States and is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of June 30, 2023 and December 31, 2022, cash consists primarily of checking and savings deposits. As of June 30, 2023 and December 31, 2023, the Company had bank balances exceeding the FDIC insurance limit. As of June 30, 2023 and December 31, 2023, the Company has cash attributed to variable interest entities of $168,752 and $105,436. To date, the Company has not experienced any cash losses caused by uninsured balances.

Cash Flows Reporting

The Company follows ASC 230, Statement of Cash Flows, for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category. The Company uses the indirect or reconciliation method (“Indirect method”) as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income/(loss) to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or influence the direction of the management and policies of the Company.

Income Taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the balance sheets in accordance with ASC 740, Income Taxes, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has a liability for an uncertain tax position.

Advertising and Marketing Costs

Advertising and marketing expenses are recorded as marketing expenses when they are incurred. The Company incurred advertising and marketing expense of $3,164,651 (including options issued for services valued at $2,746,223) and $737,133 (including stock issued for services of $187,500 and options issued for services valued at $76,997) for the six months ended June 30, 2023 and 2022, respectively.

Research and Development

All research and development costs are expensed as incurred. The Company incurred research and development expense of $6,101,422 (including options issued for services valued at $1,452,624) and $1,190,286 (including options issued for services valued at $190,997) for the six months ended June 30, 2023 and 2022, respectively.

General and Administrative Expenses

General and administrative expenses consisted of professional service fees, and other general and administrative overhead costs. Expenses are recognized when incurred.

Property and Equipment

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.  When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Fixed assets are examined for the possibility of decreases in value when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Intangible Assets

Intangible assets consist primarily of capitalized software and patent rights. Capitalized software is amortized on a straight-line basis over a two-year life and patent rights are amortized over the remaining life of the patents.

Impairment of Long-lived Assets

The Company periodically evaluates whether the carrying value of property, equipment and long-lived intangible assets have been impaired when circumstances indicate the carrying value of those assets may not be recoverable.  The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.

The Company’s impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, the Company determines the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models.  If actual results are not consistent with the Company’s assumptions and estimates, or the assumptions and estimates change due to new information, the Company may be exposed to an impairment charge in the future. For the six months ended June 30, 2023 and 2022, the Company had not experienced impairment losses on its long-lived assets.

Leases

The Company determines whether an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines whether it should be classified as an operating or finance lease. Operating leases are recorded in the balance sheet as: right-of-use asset (“ROU asset”) and operating lease obligation. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at the commencement date of the lease and measured based on the present value of lease payments over the lease term. The ROU asset also includes deferred rent liabilities. The Company’s lease arrangements generally do not provide an implicit interest rate. The Company determined that its incremental borrowing rate of 10% is reasonable based on its previous 8% convertible debentures and the duration of the lease terms. As a result, in such situations the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option in the measurement of its ROU assets and liabilities. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has some lease agreements with lease and non-lease components, which are accounted for as a single lease component.

The operating lease ROU asset includes any lease payments made and excludes lease incentives. Our variable lease payments primarily consist of maintenance and other operating expenses from our real estate leases. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred.

We are electing to apply the practical expedient to the recognition requirements to short-term leases of twelve months or less and recognize lease payments as expense on a straight-line basis over the lease term.

Fair Value of Financial Instruments

The provisions of accounting guidance ASC 825, Financial Instruments, requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  As of June 30, 2023 and December 31, 2022, the fair value of cash, accounts receivable, accounts payable, and accrued expenses approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

•Level 1 – Quoted prices in active markets for identical assets or liabilities.

•Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities

The carrying value of financial assets and liabilities recorded at fair value are measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. There were no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. There have been no transfers between levels.

Debt

The Company issues debt that may have separate conversion features, or no equity-linked attributes.

Convertible debt – derivative treatment – When the Company issues debt with a conversion feature, we must first assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: a) one or more underlyings, typically the price of our common stock; b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both a) indexed to its own stock; and b) classified in shareholders’ equity in its statement of financial position.

If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The convertible debt derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the consolidated statement of operations. The debt discount is amortized through interest expense over the life of the debt.

Convertible debt – beneficial conversion feature – If the conversion feature is not treated as a derivative, we assess whether it is a beneficial conversion feature (“BCF”). A BCF exists if the conversion price of the convertible debt instrument is less than the stock price on the commitment date. The value of a BCF is equal to the intrinsic value of the feature, the difference between the conversion price and the common stock into which it is convertible and is recorded as additional paid in capital and as a debt discount in the consolidated balance sheet. The Company amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the statement of operations.

If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the consolidated statement of operations.

If the conversion feature does not qualify for either the derivative treatment or as a BCF, the convertible debt is treated as traditional debt.

Basic and diluted net loss per share

Diluted loss per share is computed on the basis of the weighted average number of common shares (including common stock subject to redemption) plus dilutive potential common shares outstanding for the reporting period. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share because the effects were anti-dilutive based on the application of the treasury stock method and because the Company incurred net losses during the period:

	For the Six Months Ended June 30,
	2023	2022
Options to purchase shares of common stock	43,336,188	22,442,538
Class A and B Warrants to purchase shares of common stock	11,772,720	2,857,080
Series A Convertible preferred stock	28,863,620	29,095,280
Total potentially dilutive shares	83,972,528	54,394,898

Capitalized Software Development Costs

In accordance with ASC 350-40 “Internal-Use Software” and ASC 350-985 “Software” the Company expenses costs as they are incurred until technological feasibility has been established, at and after which time those costs are capitalized until the product is available for general release to customers. Costs incurred to enhance our software products, after general market release of the services using the products, is expensed in the period they are incurred. The periodic expense for the amortization of previously capitalized software development costs is included in costs of services provided.

Deferred Offering Costs

In accordance with Staff Accounting Bulletin 5.A, offering costs being incurred in connection with the Company’s proposed public offering under Regulation A are deferred and are reflected as other assets in the accompanying consolidated balances sheets. Such costs will be deducted from the net proceeds of the offering if it is successful; if not, such costs will be expensed.

Stock-Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation (“ASC 718”), stock-based compensation issued to employees, consultants, and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

For purposes of determining the variables used in the calculation of stock-based compensation, the Company performs an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model.  Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations.  The Company recognizes actual forfeitures in the period that they occur. Actual forfeitures could also have a material impact on our consolidated financial statements.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires that a public entity disclose specific categories in its annual income tax rate reconciliation table and provide additional qualitative information for reconciling items representing at least 5% of pre-tax income or loss from continuing operations, using the federal statutory tax rate. The standard also requires an annual breakdown of income taxes paid by jurisdiction (i.e., federal, state and foreign), with further disaggregation by jurisdictions representing at least 5% of total income taxes paid. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024, with prospective application.

Other recently issued accounting updates are not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

	Estimated life	June 30, 2023	December 31, 2022
Office equipment and furniture	5 years	$99,987	$93,194
Computer equipment	3 years	225,578	146,134
Vehicles	5 years	148,425	148,425
Accumulated depreciation		(136,590)	(82,763)
		$337,400	$304,990

Depreciation expense was $53,827 and $25,081 for the six months ended June 30, 2023 and 2022, respectively, and is classified in general and administrative expenses in the unaudited condensed consolidated statements of operations.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist primarily of capitalized software and patent rights. The intangible assets are being amortized on a straight-line basis through the end of estimated life.

Proprietary Intellectual Property

The MAT was purchased from an unaffiliated company, Frelii, Inc. on July 24, 2020. The Company is required to pay Frelii a 3% royalty on MAT based on the Company’s gross revenue; to date, no material amount is due Frelii, Inc. under the technology transfer agreement and therefore, no value has been assigned to the MAT as of June 30, 2023 and December 31, 2022.

Patent License Agreement

On July 25, 2022, the Company entered into a License Agreement under which the Company acquired the exclusive commercialization rights to certain intellectual property related to the use of submicron-sized phosphor crystals for diagnostic uses from Intelligent Material Solutions, Inc. (“IMS”).  The Patent License agreement provides for a one-time payment of $100,000 due within ten (10) days of the date of signing of July 25, 2022 (as of the date of this filing, the one-time payment is fully paid), and a royalty payment of ten (10) percent of the value of the gross revenue generated from the sale of licensed products (“Royalty Payments”).  In addition, the License Agreement provides that the Company shall have the right of first refusal to include additional diagnostic disease areas in consideration of minimum quarterly payments of $50,000 that would be creditable against the Royalty Payments, and that two officers of IMS shall join the Company’s Scientific Advisory Board and each granted 100,000 cashless stock options with an exercise price of $2.50 per share. The agreement also provides for quarterly minimum payments of $50,000 (“Minimum Quarterly Payments”) commencing on January 1, 2026 through the date of termination or expiration of the License Agreement, which Quarterly Minimum Payments would be creditable against the Royalty Payments.  The term of the agreement shall continue until the last of patents in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined.

Intangible assets consisted of the following as of:

	Estimated life	June 30, 2023	December 31, 2022
Capitalized software (Note 8)	2 years	$227,098	$335,636
Patent rights	Life of patent estimated at 111 months	200,000	100,000
Tradenames	5 years	2,536	2,536
Accumulated amortization		(209,039)	(254,532)
		$220,595	$183,640

As of June 30, 2023, estimated future amortization expenses related to intangible assets were as follows:

Intangible Assets
2023 (remaining six months)	$55,073
2024	73,311
2025	29,920
2026	10,940
2027	10,811
Thereafter	40,540
$220,595

The Company had amortization expense of $63,045 and $74,713 for the six months ended June 30, 2023 and 2022, respectively.

NOTE 6 – CONTRACT LIABILITY

On January 19, 2022, Naturals entered into a Master Exclusive Services Agreement with Self Health America Holdings, Inc. (“SHAC”), a third party, whereby SHAC agreed to pay Naturals a total fee of $1,250,000 (“Fees”) for the rights to receive reports based on sequenced genetic data related to Psilocybin (“Psilocybin Engine”) in licensed territories, as defined, for a period of 20 years. As of December 31, 2022, Naturals had received a total of $916,667 of the Fees. In 2023, SHAC accepted the delivery of the Psilocybin Engine and paid the balance due of the Fees of $333,333.  Naturals will recognize revenue of the Fees over a 20 year period beginning in 2023. Contract liability as of June 30, 2023 and December 31, 2022 totaled $1,218,750 (comprised of $62,500 included in current liabilities and $1,156,250 included in long term liabilities in the accompanying consolidated balance sheets) and $916,667 (comprised of $52,803 included in current liabilities and $864,584 included in long term liabilities in the accompanying Consolidated Balance Sheets), respectively.

NOTE 7 – STOCKHOLDERS’ EQUITY

Series A Convertible Preferred Stock

On March 31, 2021, the Company’s board of directors approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 40 shares of Common Stock (as adjusted) and has 400 votes (as adjusted) per share; and provides for a classified board of directors. Upon the authorization of the preferred stock class, the board of directors extended an opportunity to common stockholders to exchange common stock for preferred stock. The last day to make this selection was June 7, 2021. Certain holders (“Holders”) therefore elected to exchange 32,800,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock in 2021. During the six months ended June 30, 2023, Holders of Series A Convertible Preferred Stock converted 5,791 preferred shares into 231,668 common shares.

Rights and Privileges - The holders of Series A convertible preferred stock have various rights and preferences as follows:

Dividend Provisions - The holders of the Series A convertible preferred stock are entitled to receive dividends in kind or cash when, and if declared by the Company’s board of directors (the “Board of Directors”). As of December 31, 2022, no dividends have been declared or paid.

In terms of dividend payment rights, holders of Series A convertible preferred shares are on a parity with holders of common stock.

Voting Rights - Each holder of shares of preferred stock is entitled to 400 votes on all matters submitted to a vote of the shareholders of the Company.

The preferred stockholders shall vote together with common stock as one class on all matters submitted to a vote of the shareholders of the Company.

Liquidation Rights - In the event of any voluntary or involuntary liquidation, dissolution, or winding-up or deemed liquidation event (“Liquidation”) of the Company, the holders of the Series A convertible preferred shares are entitled to receive an amount at the same time and on parity with holders of common stock. The liquidation preference for the holders of the Series A Convertible Preferred stock is approximately $108 million as of June 30, 2023.

Conversion Rights - The holders of the preferred stock have certain conversion rights of such Series A convertible preferred stock into shares of common stock of the Company. Each share of preferred stock is convertible at the option of the holder at any time into forty (40) shares of common stock at the initial conversion price, subject to customary adjustments such as, stock splits, stock dividends, combinations or recapitalizations.

Consolidation, Merger, etc. – Should the Company enter into any consolidation, merger, combination, or other transaction in which shares of common stock are exchanges into other stock or cash, then each share of Series A convertible preferred stock shall be exchanged or changes into an amount per share, subject to adjustments, equal to the conversion rate then in effect, times 100.

Protective Provisions – So long as the preferred stock as originally issued (as adjusted for any stock splits, stock dividends, combinations or recapitalizations) remains outstanding, the Company shall not alter or change the rights, preferences, privileges and restrictions of any series of Series A convertible preferred stock without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Convertible Preferred Stock.

Common Stock

The Company has authorized an unlimited number of shares of common stock, $0.0001 par value.

During the six months ended June 30, 2023 and the year ended December 31, 2022, the Company issued 109,000 and 355,464 common shares valued at $204,375 and $666,495 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $2.50 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. During the six months ended June 30, 2023 and the year ended December 31, 2022, a total of 1,856,300 and 3,949,060 shares of common stock were sold to accredited investors at a price of $2.50 per share totaling $4,538,750 and $9,347,650, respectively.

On March 1, 2023, the Company issued 110,000 common shares valued at $206,250 (based on the estimated fair value of the stock on the date of grant), respectively, for prepaid legal services.

On January 21, 2022, Naturals entered into a consulting agreement with SHAC for its to provide research, development, and operation of psilocybin-based testing, reporting, and treatment recommendations services to Naturals.  Naturals agreed to issue 2,000,000 GATC Health common shares held by Naturals, valued at $3,750,000 (based on the estimated fair value of the GATC Health stock price on the date of the agreement), as payment in full under the consulting agreement. Naturals considers this consulting agreement terminated with no additional shares to be issued or compensation to be paid.

On September 27, 2021, the Company initiated a Regulation A Offering to sell up to 10,000,000 shares of common stock at a price of $2.50 per share.  During the year ended December 31, 2022, the Company sold 116,260 shares of common stock at a price of $2.50 per share totaling $290,802. No shares were sold in the six months ended June 30, 2023.

During the six months ended June 30, 2023 and the year ended December 31, 2022, the Company incurred offering costs totaling $615,378 and $3,168,283, respectively, in conjunction with its equity financings.

See Note 8 for additional common stock issuances to related parties during the periods ended June 30, 2023 and December 31, 2022.

Options

During the six months ended June 30, 2023 and the year ended December 31, 2022, the Company granted options to purchase 19,243,000 (9,838,000 options issued to employees and 9,405,000 issued to consultants) and 5,072,082 (24,000 options issued to employees and 5,048,082 issued to consultants) shares of common stock, valued at $11,980,476 and $1,792,276 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of one to five years at a price of $1.75 to $5.00 per share in whole or in part, and 563,600 options vest over time up to thirty-six months with all other options vesting immediately. During the six months ended June 30, 2023 and 2022, the Company recognized $12,213,063 and $1,033,638 in stock-based compensation from vested options

In fiscal year 2022, the Company’s CFO, through a cashless exercise of 12,400 options, received 12,400 common shares. No options were exercised during the six months ended June 30, 2023 by the CFO.

2021 Equity Incentive Plan

On February 13, 2023, the Company granted a total of 2,180,000 options to purchase 2,180,000 shares of the Company’s common stock pursuant to the Company’s 2021 Equity Incentive Plan. Employees were issued 2,080,000 of the options and will vest on the date of grant. The options are exercisable through February 13, 2028 at $2.00 per share in whole or in part. A consultant was issued 100,000 options and will vest on the date of grant. The options are exercisable through February 13, 2028 at $2.00 per share in whole or in part.

The following represents a summary of the options outstanding at June 30, 2023 and December 31, 2022 and changes during the periods then ended:

	Options	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2022	19,089,066	$1.38	4.25	$9,932,924
Granted	5,072,082	2.13	3.9	100,000
Exercised	(12,400)	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2022	24,148,748	$1.54	3.9	$10,032,924
Granted	19,243,000	2.04	4.4	54,000
Exercised	-	-	-	-
Expired/Forfeited	(55,560)	-	-	-
Outstanding at June 30, 2023	43,336,188	$1.76	3.5	$10,263,798
Exercisable at June 30, 2023	43,199,487	$1.77	3.5	$9,647,968
Expected to be vested	43,199,487	$1.77	3.5	$9,647,968

The Company calculates the fair value of the options using the Black-Scholes option-pricing method. The Black-Scholes option-pricing method requires the use of subjective assumptions, including stock price volatility, the expected life of stock options, risk free interest rate and the fair value of the underlying common stock on the date of grant. The assumptions used in the Black-Scholes option-pricing method is set forth below:

	June 30, 2023	December 31, 2022
Common stock price	$1.875	$1.875
Expected term	0.71 – 2.5 years	0.96 – 5.02 years
Strike price	$1.875 - $5.00	$0.005 - $2.50
Dividend yield	-	-
Risk free rate	3.97% - 5.32%	0.45% - 4.72%
Volatility	50.84% - 56.58%	50.84% - 52.96%

Dividend yield. The Company bases the expected dividend yield assumption on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends on the Company’s common stock.

Volatility. The expected stock-price volatility assumption is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable to the Company’s business over a period approximately equal to the expected term.

Risk-free interest rate. We based the risk-free interest rate assumption on the observed Daily Treasury Yield Curve Rate appropriate for the expected term of the option grants.

Expected term of options. The contractual life of options represents the period of time that the options are expected to be outstanding. Because the Company does not have historic exercise behavior, the Company determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period.

The intrinsic value of stock options exercised is the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the stock on the date of grant.

Warrants

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $2.50 per share.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively. During the six months ended June 30, 2023 and the year ended December 31, 2022, the Company issued warrants to purchase a total of 3,712,600 (1,856,300 Class A and 1,856,300 Class B) and 7,890,120 (3,945,060 Class A and 3,945,060 Class B) shares, respectively, of common stock.

On May 10, 2023, the Company extended the term of its outstanding warrants from December 31, 2023 to December 31, 2026 resulting in a modification of the warrants valued at $2,720,030 (based on the Black Scholes options pricing method on the modification date).

The following represents a summary of the Class A and Class B warrants outstanding June 30, 2023 and December 31, 2022 and changes during the periods then ended:

	Warrants - Class A	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2022	85,000	$2.50	5.0	$-
Granted	3,945,060	2.50	4.0	-
Exercised	-	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2022	4,030,060	$2.50	4.0	$-
Granted	1,856,300	2.50	3.5	-
Exercised	-	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at June 30, 2023	5,886,360	$2.50	3.5	$-
Exercisable at June 30, 2023	5,886,360	$2.50	3.5	$-
Expected to be vested	5,886,360	$2.50	3.5	$-

	Warrants - Class B	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2022	85,000	$5.00	5.0	$-
Granted	3,945,060	5.00	4.0	-
Exercised	-	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2022	4,030,060	$5.00	4.0	$-
Granted	1,856,300	5.00	3.5	-
Exercised	-	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at June 30, 2023	5,886,360	$5.00	3.5	$-
Exercisable at June 30, 2023	5,886,360	$5.00	3.5	$-
Expected to be vested	5,886,360	$5.00	3.5	$-

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the stockholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 8,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On February 13, 2023, the Company granted options to purchase 2,180,000 (2,080,000 options issued to employees and 100,000 issued to consultants) of the Company’s restricted common shares, valued at $1,421,315 (based on the Black Scholes valuation model on the date of grant) pursuant to the Company’s 2021 Equity Incentive Plan. The options will vest immediately and are exercisable for five years at $2.00 per share in whole or in part.

As of June 30, 2023 and December 31, 2022, there are 2,320,000 and 4,500,000, respectively, available shares under the 2021 Equity Incentive Plan.

NOTE 8 – RELATED PARTY TRANSACTIONS

Other than as set forth below, and as disclosed in above, there have not been any transaction entered into or been a participant in which a related person had or will have a direct or indirect material interest.

Common Stock

On March 23, 2021, the Company licensed MAT to GATC DB Care Corp. (“DB Care”), in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. DB Care management and its control shareholders are all officers and/or shareholders of the Company. The Company loaned $100 to DB Care to enable that company to open a bank account. The Company acquired all the assets of DB Care effective April 5, 2022 in exchange for 7,362,506 restricted shares of common stock.  These assets included DB Care license rights with respect to diabetes applications, and $29,450 in cash. These shares include 6,865,634 shares owned by officers, directors, members of the Board of Advisor and persons with more than 5% of the Company’s outstanding shares.

Management believes that these transactions between the Company and DB Care are on the same terms as would prevail in arm’s length negotiations. However, since this transaction was executed between entities under common control, the net assets acquired were recorded using their historical cost.

Subsequent to the acquisition by the Company of the DB Care assets, DB Care ended its operations and was dissolved by the State of Wyoming on May 9, 2022.

On May 5, 2022, Naturals distributed 1,200,000 of Company shares to its shareholders, valued at $2,250,000 (based on the estimated fair value of the GATC Health stock price on the date of the agreement), and recorded as a distrution to Naturals shareholders in noncontrolling interest on the Company’s consolidated balance sheet as of December 31, 2022.

Leases

Most of our technical and scientific staff currently work remotely. We anticipate that in the future it may be required to lease a limited amount of office space in the future for our technical and scientific staff.

Receivables and Payables

In 2022, Naturals advanced a total of $61,262 to related parties comprised of $36,262 to ONIT Sciences with the goal of incorporating Naturals’ drug discovery and development services into ONIT’s contracts and $25,000 to Corporate Money Innovations, an entity controlled by a director of the Company for working capital purposes.

As of June 30, 2023 and December 31, 2022, the Company had accounts payable – related parties balances of $66,667 and $48,284, respectively, primarily for consulting services provided by entities controlled by Company employees.

Capitalized Software

A significant amount of the Company’s product development work is provided by Iris Mind, an entity controlled by Jayson Uffens, the Company’s Chief Technology Officer. During the six months ended June 30, 2023 and 2022, the Company paid Iris Mind $208,152 and $192,510 for monthly consulting services, respectively, with a balance due of $0 and $0 as of June 30, 2023 and December 31, 2022, respectively.

Consulting Agreement

Evolutionary Analytics, LLC, (“Evolutionary Analytics”) which beneficially owns 19.4% of our Common Stock, is a party to a consulting agreement pursuant to which it is entitled to $15,000 per month commencing on September 1, 2020. Of that amount, $10,000 per month was accrued and had been deferred until such time as the Company raised at least $2 million in debt or equity financing. The consulting agreement is at will. The Company also pays Evolutionary Analytics $15,000 per month since October 2021 (increased to $18,000 per month in June 2023) in connection with the AI services agreement with Hypereon, Inc. Evolutionary Analytics was granted options to purchase 3,600,000 five-year options at $2.00 per share in February 2023 and 3,700,000 five-year options at $5.00 in March 2024. The Hypereon agreement expired in October 2023.

NOTE 9 – OPERATING LEASE

Effective August 1, 2021, the Company entered into a 26-month lease for its headquarters located at 2030 Main Street, Suite 660, Irvine, California.  This facility is leased in monthly installments of approximately $7,866 for months 1 through 12, $8,090 for months 13 through 24, and $8,340 for months 25 and 26.  The monthly rent shall be increased by three percent (3%) per annum each succeeding lease year. In accordance with ASC 842, the Company recorded an operating lease ROU asset and related operating lease liability of $158,347.

On April 5, 2022, we agreed to lease 3,462 square feet of office space adjacent to our existing 2,497 square feet of premises until April 2024, at $3.15 per square foot, increasing to $3.34 per square foot over the term of the lease, plus common area charges.

Effective June 1, 2023, the Company entered into a three-year lease for laboratory and office space located at 781 Chestnut Ridge Road, Morgantown, West Virginia.  This facility is leased in monthly installments of approximately $13,836 and allows for two options to renew for additional three-year terms with an increase in rental rate based on the Consumer Price Index – Seasonably adjusted US City average for All Items For All Urban Consumers for the South Region.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

	Six Months Ended June 30,
	2023	2022
Operating lease expense	$119,265	$33,172

In accordance with ASC 842, other information related to leases was as follows:

Six Months Ended June 30,	2023	2022
Operating cash flows from operating leases	$129,678	$13,682
Cash paid for amounts included in the measurement of lease liabilities	$129,678	$13,682

Weighted-average remaining lease term—operating leases	1.56 years	1.83 years
Weighted-average discount rate—operating leases	10%	10%

	In accordance with ASC 842, maturities of operating lease liabilities as of June 30, 2023 were as follows:

		Operating
Year ending:		Lease
2023 (remaining six months)		$201,835
2024		235,686
2025		166,025
2026		69,177
Total undiscounted cash flows		$672,723

Reconciliation of lease liabilities:
Weighted-average remaining lease terms		0.83 years
Weighted-average discount rate		10%
Present values		$606,481

Lease liabilities—current		314,495
Lease liabilities—long-term		291,986
Lease liabilities—total		$606,481

Difference between undiscounted and discounted cash flows		$66,242

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm the Company’s business. The Company is currently not aware of any legal proceedings or claims that it believes will have a material adverse effect on its business, financial condition or operating results.

Services Agreement

On May 27, 2022, the Company entered into a Services Agreement (“Services Agreement”) and a Stock Grant Agreement (“Stock Grant”) (collectively, the “Agreements”) with Akon Lighting, Inc. (“Akon”) whereby the Company will perform testing of human saliva, blood, or other biologic liquid or tissue obtained from end user data samples delivered by Akon. The Agreements shall commence as of the effective date and shall continue in full force and effect for a period of 2 years which shall renew for additional 5-year periods provided Akon delivers a minimum 1 million data samples. In connection with the Agreements, the Company issued Akon 823,756 common shares and granted Akon options to purchase 1,235,634 shares of common stock and each shall vest should Akon deliver 1 million data samples through December 31, 2025. The options are exercisable through December 31, 2027 at a price of $2.00 per share in whole or in part. As of June 30, 2023, none of these options have vested.

NOTE 11 – CONSOLIDATION OF VARIABLE INTEREST ENTITY

On July 24, 2020, we and AI Naturals entered into a licensing agreement, pursuant to which AI Naturals was issued 2 million shares of our Common Stock and which agreement required AI Naturals to pay the Company 80% of AI Naturals’ gross revenues. The licensing agreement is perpetual. AI Naturals’ Engine is marketed to assist medical professionals in recommending the use of specific cannabis products such as CBD to optimize health and wellness. In January 2022 we entered into a development agreement with respect to a psylocibin Engine for Self Health America Corp. on behalf of AI Naturals. AI Naturals and Self Health America Corp. have entered into a service agreement pursuant to which the latter will have the exclusive North America rights to results from the psylocibin Engine, subject to minimum annual payments to AI Naturals. On May 5, 2022, we amended the licensing agreement to clarify that AI Naturals’ license includes psylocibin and other Schedule I controlled substances as well as herbal remedies but reserving to us any synthetic versions of such pharmaceuticals. In connection with the amendment, we issued 2,000,000 shares of our Common Stock to AI Naturals, with 400,000 of such shares subject to forfeiture should AI Naturals not attain revenue targets.  In 2022, we earned licensing revenues of $137,500 from AI Naturals; this amount was eliminated from our consolidated financial statements due to the characterization of AI Naturals as a variable interest entity. We agreed to reduce the royalty in February 2023 to 15% because the 80% royalty did not leave that company with sufficient working capital to seek more sublicensing arrangements, and we earned $50,000 in the first quarter of 2023 from this license.

Naturals was financed through issuance of shares of common stock. Shares were purchased by a combination of Company related parties and third parties. During 2021 and 2022, Health provided Naturals with $178,000 of cash to help Naturals cover some cash shortfalls. As Naturals’ equity investment at risk on July 24, 2020 and thereafter was not sufficient to permit Naturals to finance its activities without subordinated financial support, Naturals was considered a variable interest entity in which we held a significant variable interest through the Royalty License Agreement. We do not own any equity interest in Naturals; however, as the agreements described above provided us the controlling financial interest in Naturals, we are the primary beneficiary of Naturals. As a result, we consolidate Naturals’ balances and activity within our consolidated financial statements. All intercompany balances and activity between the Company and Naturals have been eliminated upon consolidation.

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	June 30, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	$168,752	$105,436
Other current assets	7,000	7,000
Note receivable – related party	36,261	36,262
Fixed assets	31,819	36,035
Total assets	$243,832	$184,733
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable	$263,395	$155,060
Contract liability	62,500	52,083
Contract liability, net of current portion	1,156,250	864,584
Income tax payable	1,515,088	1,515,088
Total stockholders’ deficit	(2,753,401)	(2,402,082)
Total Liabilities and stockholders’ deficit	$243,832	$184,733

NOTE 12 – SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after June 30, 2023 up through the date the financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events required to be disclosed as of and for the period ended June 30, 2023 except for the following:

Financing

Common Stock

Subsequent to June 30, 2023, the Company issued 496,144 common shares valued at $2,297,270 (based on the estimated fair value of the stock on the date of grant) for services rendered.

Subsequent to December 31, 2023, the Company offered and sold 2,272,766 shares of common stock to accredited investors at a price of $5.00 per share totaling $11,363,830.

Subsequent to June 30, 2023, the Company offered and sold 192,000 units to accredited investors at a price of $2.50 per unit totaling $425,000 (see Note 7 for unit terms).

Series A Convertible Preferred Stock

Subsequent to June 30, 2023, Holders of Series A Convertible Preferred Stock converted 90,541 preferred shares into 3,621,628 common shares.

Warrants

Subsequent to June 30, 2023, holders of Warrant A exercised 1,391,854 warrants into 1,391,854 common shares and paid $2,717,041. Holders of Warrant B exercised 246,775 warrants into 246,775 common shares and paid $987,100.

In November 2023, the Company offered a short-term inducement to the Company’s warrant holders in which the Company amended the exercise price of the Class A warrant from $2.50 per share to $2.00 per share and the Class B warrant from $5.00 per share to $4.00 per share resulting in a modification of the warrants valued at $215,704 (based on the Black Scholes options pricing method on the modification date). All other terms of the original grants remain the same.

Options

Subsequent to June 30, 2023, the Company granted a total of 19,315,000 options to purchase 19,315,000 shares of the Company’s common stock. Employees were issued 9,520,000 of the options and will vest on the date of grant. The options are exercisable for a period of five years at a price of $2.50 to $5.00 per share in whole or in part. Consultants were issued 9,795,000 options and will vest on the date of grant. The options are exercisable for a period of two to five years at a price of $1.75 to $5.00 per share in whole or in part.

Subsequent to June 30, 2023, holders of options exercised 533,332 options into 533,332 common shares and paid $399,999.

In November 2023, the Company extended the term on 2,216,666 of its outstanding options that expired in 2023 resulting in a modification of the options valued at $120,624 (based on the Black Scholes options pricing method on the modification date).

2024 Equity Plan

On February 14, 2024, the board of directors of the Company authorized the adoption and implementation of the Company’s 2024 Equity Incentive Plan (the “2024 Plan”).  The 2024 Plan has not yet been approved by the stockholders.  The principal purpose of the 2024 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2024 Plan, an aggregate of 20,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2024 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2025 and ending on (and including) January 1, 2034 in an amount equal to the increase in the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On March 31, 2024, the Company granted options to purchase 18,050,000 (9,450,000 options issued to employees and 8,600,000 issued to consultants) of the Company’s restricted common pursuant to the Company’s 2024 Equity Incentive Plan. The options will vest immediately and are exercisable for five years at $5.00 per share in whole or in part.

GATC West Virginia

GATC West Virginia, Inc. (“GATC WV”), a West Virginia corporation was incorporated on February 7, 2023 as a subsidiary of the Company. GATC WV is engaged in the business of expanding development of the Company’s drug candidate to treat Post-Traumatic Stress Disorder and continue the development of the Company’s drug candidate to treat fentanyl addiction.  On December 31, 2023, the Company issued 1,000,000 of its common shares to GATC WV.

On February 28, 2024, GATC WV sold 400,000 shares of its Class B Common Stock to the West Virginia Jobs Investment Trust, a public venture capital fund owned by the state (“WVJIT”) for $5.00 per share, for a total investment of $2 million. The funds are being used for research and development activities. WVJIT has committed to purchase an additional 200,000 shares for each 10 additional full-time employees hired by GATC WV, up to a total of 600,000 additional shares. The Class B Common Stock has no voting rights and no rights upon liquidation or other disposition to the assets of GATC WV, but may be converted, at the option of GATC WV, into the shares of the Company’s common stock held by GATC WV on a one-for-one basis. The investment agreement provides WVJIT with the right to appoint an observer to the GATC WV Board of Directors and requires it to maintain operations in West Virginia for so long as any Class B Common Stock is outstanding.

License Agreement Revenue Sharing

On July 13, 2023, the Company entered into a License Agreement (“License Agreement”) with Liquid Bioscience, Inc. under which the Company acquired the worldwide, exclusive license to use the licensed biomarkers for the intersections of medical conditions and usage fields specified in each biomarker to further develop and commercialize products.  The License Agreement provides for revenue sharing payments of thirty (30) percent of the value of income generated in the therapeutic usage field for addiction medical condition and ten (10) percent of the value of income generated in each of the following: (1) therapeutic usage field for any medical condition other than addiction, (2) disease risk prediction usage field, and (3) therapeutic response prediction usage field. The term of the agreement shall continue until the patent in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined.

Leases

On March 18, 2024, via the second amendment to our current lease agreement, we agreed to extend the term of the headquarters lease for an additional period of twenty-six (26) months commencing on April 15, 2024 and expiring on June 14, 2026. This facility is leased in monthly installments of approximately $18,473 for months 1 through 12, $19,027 for months 13 through 24, and $19,598 for months 25 and 26.

Effective May 1, 2024, the Company entered into a 12-month lease for office space located at 13894 S. Bangerter Parkway, Suite 200, Draper, Utah 84020. The office is leased in installments of approximately $1,759 per month.

Intellectual Property Asset Purchase Agreement

On May 1, 2024, the Company acquired data and formulations related to potential diagnostics and therapies for diabetes from the Chairman of our Board of Advisors, Dr. Jonathan Lakey, for (1) cash of $180,000, payable at the rate of $5,000 per month commencing May 1, 2024 and ending May 31, 2027; (2) royalties of (a) 1% of net sales of diabetes diagnostics and (b) therapeutics for diabetes at the rate of 0.25% for the first $1 million in sales and 0.5% of any net sales in excess of $1 million; and (3) up to 1,250,000 options to purchase our common stock at $5.00 per share. As of June 30, 2024, 525,000 options were issued and the remaining options may be issued under milestones for development of therapeutics using our technology, and submissions of therapeutics for FDA approval.

Item 4.

EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation(1)
2.2	Bylaws(1)
2.3	Amendment to Articles of Incorporation increasing authorized common stock to unlimited amount(3)
2.4	Amendment to designation statement for Series A Preferred to clarify conversion feature(3)
5.1	Voting Trust Agreement dated October 23, 2023(3)
6.1	2021 Equity Incentive Plan(1)
6.2	Form of GATC Health Inc. Convertible Debentures (1)
6.3	GATC Health Corp. Convertible Debenture Purchase Agreement(1)
6.4	Intellectual Property Asset Purchase Agreement dated July 24, 2020 between GATC Canna, GATC Rx. And Frèlii, Inc.(1)
6.5	Assignment Agreement dated July 24, 2020 between Frèlii, Inc (Assignor) GATC Canna and GATC Rx. (Assignors)(1)
6.6	Assignment Agreement dated November 5, 2020 between Frèlii, Inc (Assignor) and the Company (Assignee)(1)
6.7	License Agreement dated March 23, 2021 between GATC Health Corp. and DB Care(1)
6.8	License Agreement dated July 24, 2020 between GATC Health Corp. and GATC Canna(1)
6.9	Master License and Services Agreement dated October 19, 2019 between Frèlii, Inc and Systemic Formulas(1)
6.10	General Service Agreement Client Service Provider between Allergy Butler, LLC and GATC Health Corp dated March 9, 2021(1)
6.11	Manhattan Street Capital Reg A+ Engagement Agreement dated August 6, 2020(1)
6.12	Amended and Restated License Agreement with AI Naturals(3)
6.13	Form of Class A Warrants, as amended (3)
6.14	Form of Class B Warrants, as amended (3)
6.15	Consulting Agreement with Director Gerry Martin(2)
6.16	Revised Consulting Agreement with Director and Interim CEO John Stroh(2)
6.17	Consulting Agreement with Director Dennis Locke(2)
6.18	Consulting Agreement, with amendment, with Chief Financial Officer Michael Manahan(2)
6.19	Consulting Agreement with Jeff Moses(2)
6.20	Form of Option Agreement (2)
6.21	Agreement and Plan of Reorganization dated March 15, 2022 between the Company and GATC DB Care Corp (2)
6.22	Services Agreement dated May 27, 2022 between the Company and Akon Lighting, Inc.(2)
6.23	License Agreement dated July 25, 2022 between the Company and Intelligent Materials Solutions, Inc.(2)
6.24	Promissory Note dated January 25, 2022 from AI Naturals(2)
6.25	Promissory Note dated April 19, 2022 from AI Naturals(2)
6.26	Amendments to License Agreement with AI Naturals (3)
6.27	2024 Equity Incentive Plan (3)
6.28	Technology and Paymaster Services Agreement dated November 1, 2023 with IrisMind, LLC (3)
6.29	Class B Common Stock Purchase Agreement dated February 27, 2024 between GATC West Virginia, Inc. and the West Virginia Jobs Investment Trust (3)
6.30	Letter Agreement dated March 21, 2024 with Stifel, Nicolaus & Company, Incorporated as financial advisor and exclusive financing agent (3)
9.1	Letter from Indigo Spire CPA Group, LLC regarding change in auditors (2)
9.2	Letter from Macias Gini & O’Connell LLP regarding change in auditors (4)

(1) Incorporated by reference to such exhibit as filed with Amendment No. 1 to Form 1-A filed on July 26, 2021.

(2) Incorporated by reference to such exhibit as filed with our semi-annual report on Form 1-SA for the six months ended June 30, 2022

(3) Incorporated by reference to our Annual Report on Form 1-A for the year ended December 31, 2022.

(4) Incorporated by reference to our Current Report on Form 1-U dated December 1, 2023.

(5) Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

By:	/s/ Michael Manahan
Michael Manahan
Chief Financial Officer
October 4, 2024

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Jeff Moses

Jeff Moses, President

(principal executive officer)

October 4, 2024

By: /s/ Michael Manahan

Michael Manahan, Chief Financial Officer

(principal accounting and financial officer)

October 4, 2024